UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

September 4, 2020

(Date of Report (Date of earliest event reported))

Fundrise For-Sale Housing eFund – Washington DC, LLC

(Exact name of registrant as specified in its charter)

Delaware	82-2473725
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.                Other Events

Recent Ongoing Developments in our Business

Our Manager, in an effort to consolidate operations and maximize returns to our shareholders, commenced internal discussions regarding a potential merger with affiliates of our sponsor, Fundrise National For-Sale Housing eFund, LLC (“National eFund”) and Fundrise For-Sale Housing eFund – Los Angeles CA, LLC (“LA eFund”). No definitive plan or agreement of merger has been finalized at this time, but we intend that any potential merger could be completed by the end of the fourth quarter of 2020. We intend that any potential merger would involve the Company and National eFund merging with and into LA eFund and would be structured as a stock for stock merger. In exchange for shares in the Company and National eFund, our shareholders and shareholders of National eFund would receive shares in LA eFund based on the respective and most recently announced NAV per share amounts for all companies. Pursuant to our, National eFund’s and LA eFund’s operating agreements, the Manager has the right to consummate the merger, subject to approval of the Independent Representative, and shareholder consent is not required.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fundrise For-Sale Housing eFund – Washington DC, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: September 4, 2020